EXHIBIT 21.1

EMCORE Corporation Subsidiaries*

Corona Optical Systems, Inc., A Delaware corporation

EMCORE Hong Kong, Limited, a Hong Kong corporation

Langfang EMCORE Optoelectronics Company, Limited, a Chinese corporation

EMCORE Optoelectronics (Beijing) Company, Limited

Aerospace Newco Holdings, Inc., a Delaware corporation

Systron Donner Inertial, Inc., a Delaware corporation

*As of December 7, 2020